CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings (Loss) to Fixed Charges and of Earnings (Loss) to Combined
Fixed Charges and Preferred Stock Dividends
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2007	2006	2005	2004	2003
Earnings (loss) from continuing operations	$151,789	$74,670	$182,978	$66,119	$(29,768)
Undistributed equity income from investees	(84,327)	6,201	(77,765)	2,406	9,176
Income tax expense (benefit)	70,772	42,049	115,951	35,864	(21,417)
Earnings (loss) from continuing operations before income taxes	$138,234	$122,920	$221,164	$104,389	$(42,009)
Fixed charges:
Interest, long-term debt	$39,903	$40,138	$35,780	$47,244	$60,998
Interest, other (including interest on short-term debt)	9,236	5,111	3,260	2,945	7,219
Amortization of debt expense, premium, net	1,972	1,867	2,399	3,261	3,385
Portion of rentals representative of an interest factor	558	506	284	286	518
Total fixed charges	$51,669	$47,622	$41,723	$53,736	$72,120
Earnings (loss) from continuing operations before income taxes	$138,234	$122,920	$221,164	$104,389	$(42,009)
Plus: total fixed charges from above	51,669	47,622	41,723	53,736	72,120
Plus: amortization of capitalized interest	407	407	407	485	725
Earnings from continuing operations before income taxes and fixed charges	$190,310	$170,949	$263,294	$158,610	$30,836
Ratio of earnings to fixed charges	3.68	3.59	6.31	2.95	N/A (1)
Total fixed charges from above	$51,669	$47,622	$41,723	$53,736	$72,120
Preferred stock dividends	480	1,772	1,922	2,741	2,099
Total fixed charges and preferred stock dividends	$52,149	$49,394	$43,645	$56,477	$74,219
Ratio of earnings to combined fixed charges
and preferred stock dividends	3.65	3.46	6.03	2.81	N/A (2)
(1) For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $41.3 million.
(2) For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred stock dividends by $43.4 million.